SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 7, 2013: Resolutions of Nokia Annual General Meeting 2013

STOCK EXCHANGE RELEASE

7 May 2013

Resolutions of Nokia Annual General Meeting 2013

Nokia Corporation
Stock Exchange Release
May 7, 2013 at 19.15 (CET +1)

Espoo, Finland -The Annual General Meeting of Nokia Corporation held on May 7, 2013 (“AGM”) made the following resolutions:

Dividend

The AGM resolved not to distribute dividend for the fiscal year 2012.

Board and Committee members elected

The AGM resolved to elect ten members to the Board of Directors. The following members of the Nokia Board were re-elected for a term ending at the close of the Annual General Meeting in 2014: Bruce Brown, Stephen Elop, Henning Kagermann, Jouko Karvinen, Helge Lund, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.  Elizabeth Doherty was elected as new member of the Board for the same term. The resumés of the elected Board members are available at http://www.nokia.com/global/about-nokia/governance/board/meet/the-board/.

In its assembly meeting, the Board of Directors elected Risto Siilasmaa as Chairman of the Board, and Jouko Karvinen as Vice Chairman of the Board.

The Board of Directors also elected the members of the Board Committees. Henning Kagermann was elected as Chairman and Bruce Brown, Helge Lund and Kari Stadigh as members of the Personnel Committee. Jouko Karvinen, was elected as Chairman and Elizabeth Doherty and Elizabeth Nelson as members of the Audit Committee. Risto Siilasmaa was elected as Chairman and Henning Kagermann,

Jouko Karvinen, Helge Lund as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term ending at the Annual General Meeting in 2014: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. Stephen Elop, President and CEO of Nokia, will not receive any remuneration from his membership in the Board of Directors. In addition, the AGM resolved that the Chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the Board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal year of 2013.

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 370 million Nokia shares. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled. The authorization is effective until June 30, 2014. The Board has no current plans for repurchases during 2013.

The AGM also resolved to authorize the Board of Directors to issue a maximum of 740 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until June 30, 2016.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; J) expectations regarding the successful completion of  restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, acquisitions and divestments; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to make the Windows Phone ecosystem a competitive and profitable global ecosystem that achieves sufficient scale, value and attractiveness to relevant market participants, making Nokia products with Windows Phone a competitive choice for consumers; 2) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 3) our ability to produce attractive and competitive devices in our Mobile Phones business unit, including feature phones and devices with features such as full touch that can be categorized as smartphones, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 4) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 5) our ability to provide support for our Devices & Services business and maintain current and create new sources of revenue from our location-based service and commerce assets; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 8) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 9) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 10) the success of our partnership with Microsoft in connection with the Windows Phone ecosystem; 11) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses; 12) our ability to retain, motivate, develop and recruit appropriately skilled employees; 13) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 14) our ability to maintain and leverage our traditional strengths in the mobile products market, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the performance of the parties we partner and collaborate with, including Microsoft and our ability to achieve successful collaboration or partnering arrangements; 16) our ability to deliver our mobile products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 17) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 18) any actual or even alleged defects or other quality, safety and security issues in our products; 19) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 20) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and our operations; 22) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 23) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 24) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 25) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 26) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 27) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 28) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 30) Nokia Siemens Networks’ success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 31) Nokia Siemens Networks’ ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 32) Nokia Siemens Networks’ success in implementing its restructuring plan and reducing its operating expenses and other costs; 33) Nokia Siemens Networks’ ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 34) Nokia Siemens Networks’ dependence on limited number of customers and large, multi-year contracts; 35) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 36) the management of Nokia Siemens Networks’ customer financing exposure; 37) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 38) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk

Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal